UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              CMI CORPORATION
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                              (Name of Issuer)

           VOTING CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                       (Title of Class of Securities)

                                125761 30 4
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                               (CUSIP Number)

                                ERIC I COHEN
                             TEREX CORPORATION
                       500 POST ROAD EAST, SUITE 320
                             WESTPORT, CT 06880
                               (203) 222-7170

                                  COPY TO:

                            STEVEN G. SCHEINFELD
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 27, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 125761 30 4

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Terex Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       9,183,550

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10  SHARED DISPOSITIVE POWER

                    -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,183,550

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42.3%

14  TYPE OF REPORTING PERSON

    CO

ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to shares of voting class A common stock, par value $0.10 per share (the "CMI Common Stock"), of CMI Corporation ("CMI"). The address of CMI's principal executive offices is I-40 & Morgan Road, P.O. Box 1985, Oklahoma City, OK 73101.

ITEM 2.   Identity and Background
          -----------------------

          (a)-(c) and (f). This Schedule 13D is being filed by Terex Corporation, a Delaware corporation ("Terex"). Terex is a global manufacturer of equipment for the construction, infrastructure and mining industries. The address of Terex's principal business and principal office is 500 Post Road East, Suite 320, Westport, CT 06880.

          The name, business address, citizenship and present principal occupation of each executive officer and director of Terex are set forth in Annex I to this Schedule 13D. There are no persons controlling Terex.

          (d)-(e). During the five years prior to the date hereof, neither Terex nor, to the best knowledge of Terex, any executive officer or director of Terex has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Terex has not expended, and does not expect to expend, funds in connection with its beneficial ownership of CMI Common Stock. Terex has obtained beneficial ownership of CMI Common Stock in connection with certain voting agreements and proxies (described in Item 4).

ITEM 4.   Purpose of Transaction
          ----------------------

          Terex, Claudius Acquisition Corp., a wholly owned subsidiary of Terex ("Merger Sub") and CMI have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 27, 2001, pursuant to which Merger Sub will be merged with and into CMI (the "Merger"). CMI will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Terex. The Merger Agreement is included as Exhibit 1 hereto.

          As a result of the Merger, each outstanding share of CMI Common Stock will be converted into the right to receive 0.16 shares of common stock, par value $.01 per share, of Terex (the "Merger Consideration"), subject to certain adjustments as set forth in the Merger Agreement. Upon completion of the Merger, CMI Common Stock will be delisted from The New York Stock Exchange and will become eligible for termination of registration under the Securities Exchange Act of 1934. Completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Merger Agreement by the shareholders of CMI.

          In connection with the Merger Agreement, Terex, CMI and Merger Sub also entered into a Voting Agreement, dated as of June 27, 2001, with each of (i) Recovery Equity Investors, L.P. ("REI") (the "REI Voting Agreement"), and (ii) George William Swisher, Jr. ("Swisher"), the George William Swisher, Jr. and Hazel Wanda Swisher Charitable Remainder Unitrust, the George William Swisher, Jr. and Hazel Wanda Swisher Charitable Remainder Unitrust II, the George William Swisher, Jr. Trust, and the George W. Swisher, Sr. Trust (collectively, the "Swisher Trusts") (the "Swisher Voting Agreement," together with the REI Voting Agreement, the "Voting Agreements"). REI is the beneficial and record owner of 7,116,667 shares of CMI Common Stock. Swisher and the Swisher Trusts are the beneficial and/or record owners of 2,066,883 shares of CMI Common Stock. Such shares represent approximately 42.3% of the CMI Common Stock.

          Pursuant to the Voting Agreements, REI, Swisher and the Swisher Trusts have agreed to vote, or cause to be voted, all of their respective shares of CMI Common Stock (such shares, collectively, the "CMI Subject Shares"), (i) in favor of the approval of the Merger and the transactions contemplated by the Merger Agreement, and (ii) against (a) any proposal with respect to any extraordinary corporate transaction, such as a recapitalization, merger, consolidation or other business involving CMI,
(b) any sale, lease, transfer of all or substantially all of the assets of CMI, or (c) any reorganization, recapitalization, dissolution or liquidation of CMI, in each case, at any meeting of the shareholders of CMI at which any such matters are considered.

          REI, Swisher and the Swisher Trusts also have agreed not to (i) take certain actions in furtherance of any competing takeover proposals,
(ii) dispose of or otherwise encumber any of their shares of CMI Common Stock, or (iii) exercise dissenters rights under applicable law. The REI Voting Agreement and the Swisher Voting Agreement are included hereto as Exhibits 2 and 3, respectively.

          Pursuant to the Voting Agreements, REI, Swisher and the Swisher Trusts each granted an irrevocable proxy (the "Proxies"), to appoint Terex or its designees, with full power of substitution and resubstitution, its attorney-in-fact and proxy to vote their respective shares in accordance with the Voting Agreements. The Proxies are included as Exhibits 4 and 5 hereto.

          The Voting Agreements and the Proxies will terminate on the earliest to occur of (i) the effective time of the Merger, or (ii) the termination of the Merger Agreement.

          Pursuant to the Merger Agreement, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the surviving corporation in the Merger.

          Except as set forth in this Item 4, Terex has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

          The preceding summary of certain provisions of the Merger Agreement, the Voting Agreements and the Proxies, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements and proxies.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) and (b). As a result of entering into the Voting Agreements and by receiving the Proxies, Terex may be deemed to own beneficially 9,183,550 shares of CMI Common Stock, which represent approximately 42.3% of the CMI Common Stock outstanding as of June 27, 2001. Pursuant to the Voting Agreements, Terex has the sole power to vote the CMI Subject Shares only with respect to the Merger and the other related matters specified in the Voting Agreements and the Proxies. Terex does not have the power to vote or to direct the vote of the CMI Subject Shares with respect to any other matters not specifically set forth in the Voting Agreements or the Proxies. Terex does not have the sole or shared power to dispose or to direct the disposition of the CMI Subject Shares.

          To the best of its knowledge, no executive officer or director of Terex beneficially owns any shares of CMI Common Stock.

          (c). Except for the execution of the Voting Agreements and the receipt of the Proxies, there have been no transactions in shares of CMI Common Stock by Terex, or, to the best knowledge of Terex, any of Terex's executive officers and directors during the past 60 days.

          (d). Not applicable.

          (e). Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

          Except as set forth in Item 3, 4 or 5, neither Terex nor, to the best knowledge of Terex, any of its directors or executive officers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of CMI.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

          Exhibit 1 --         Agreement and Plan of Merger, dated as
                               of June 27, 2001, among Terex
                               Corporation, Claudius Acquisition Corp.
                               and CMI Corporation (incorporated by
                               reference to Exhibit 2.1 of the Current
                               Report on Form 8-K filed by Terex on
                               June 28, 2001).

          Exhibit 2 --         Voting Agreement, dated as of June 27,
                               2001, among Terex Corporation, Claudius
                               Acquisition Corp., CMI Corporation and
                               Recovery Equity Investors, L.P.

          Exhibit 3 --         Voting Agreement, dated as of June 27,
                               2001, among Terex Corporation, Claudius
                               Acquisition Corp., CMI Corporation and
                               George William Swisher, Jr., in an
                               individual capacity and as trustee to
                               certain trusts party thereto.

          Exhibit 4 --         REI Proxy, included as Exhibit A to the
                               REI Voting Agreement, filed herewith as
                               Exhibit 2.

          Exhibit 5 --         Swisher Proxy, included as Exhibit A to
                               the Swisher Voting Agreement, filed
                               herewith as Exhibit 3.

                             SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          TEREX CORPORATION


                                           By: /s/ Joseph F. Apuzzo
                                              ---------------------------
                                              Name:   Joseph F. Apuzzo
                                              Title:  Chief Financial Officer



Dated:  July 6, 2001

                                  Annex I

           Executive Officers and Directors of Terex Corporation

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Terex Corporation is set forth below. Each executive officer and each director of Terex Corporation is a citizen of the United States, except Colin Robertson, who is a citizen of the United Kingdom.

Name                                     Business Address                          Principal Occupation
----                                     ----------------                          --------------------


EXECUTIVE OFFICERS
Ronald M. DeFeo                          500 Post Road East, Suite 320             Chairman of the Board, President,
                                         Westport, CT  06880                       Chief Executive Officer and Chief
                                                                                   Operating Officer, Terex

Filip Filipov                            500 Post Road East, Suite 320             Executive Vice President, Terex
                                         Westport, CT  06880

Ernest R. Verebelyi                      500 Post Road East, Suite 320             Group President, Terex Mining and
                                         Westport, CT  06880                       Americas

Eric I Cohen                             500 Post Road East, Suite 320             Senior Vice President, Secretary
                                         Westport, CT  06880                       and General Counsel, Terex

Joseph F. Apuzzo                         500 Post Road East, Suite 320             Chief Financial Officer, Terex
                                         Westport, CT  06880

Brian J. Henry                           500 Post Road East, Suite 320             Vice President, Finance and
                                         Westport, CT  06880                       Business Development, Terex

Jack Lascar                              500 Post Road East, Suite 320             Vice President, Investor
                                         Westport, CT  06880                       Relations and Corporate
                                                                                   Communications, Terex

Kevin Barr                               500 Post Road East, Suite 320             Vice President, Human Resources,
                                         Westport, CT  06880                       Terex

Colin Robertson                          Newhouse Industrial Estate                President, Terex Europe
                                         Motherwell, Scotland
                                         ML1 5RY

DIRECTORS
Ronald M. DeFeo                          500 Post Road East, Suite 320             Chairman of the Board, President,
                                         Westport, CT  06880                       Chief Executive Officer and Chief
                                                                                   Operating Officer, Terex

G. Chris Andersen                        1330 Avenue of the Americas               Partner, Andersen, Weinroth &
                                         36th Floor                                Co., L.P., a private merchant
                                         New York, NY  10019-5400                  banking firm

Don DeFosset                             1500 North Dale Mabry Hwy.                President and Chief Executive
                                         Tampa, FL  33607                          Officer, Walter Industries, Inc.,
                                                                                   a diversified company

William H. Fike                          6282 Lakeshore Road                       President, Fike & Associates, a
                                         Lakeport, MI  48059                       consulting firm

Dr. Donald P. Jacobs                     2001 Sheridan Road                        Dean, J.L. Kellogg Graduate
                                         Evanston, IL  60208                       School of Management,
                                                                                   Northwestern University

Marvin B. Rosenberg                      c/o Terex Corporation                     Retired
                                         500 Post Road East, Suite 320
                                         Westport, CT  06880

David A. Sachs                           1999 Avenue of the Stars                  Managing Director, Ares
                                         Suite 1900                                Management, L.P., an investment
                                         Los Angeles, CA  90067                    management firm, and Principal,
                                                                                   Onyx Partners, Inc., a merchant
                                                                                   banking firm

                                            EXHIBIT INDEX

      Exhibit 1 --       Agreement and Plan of Merger, dated as of June 27,
                         2001, among Terex Corporation, Claudius
                         Acquisition Corp. and CMI Corporation
                         (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Terex on June
                         28, 2001).

      Exhibit 2 --       Voting Agreement, dated as of June 27, 2001, among
                         Terex Corporation, Claudius Acquisition Corp., CMI
                         Corporation and Recovery Equity Investors, L.P.

      Exhibit 3 --       Voting Agreement, dated as of June 27, 2001, among
                         Terex Corporation, Claudius Acquisition Corp., CMI
                         Corporation and George William Swisher, Jr., in an individual capacity and as trustee to certain trusts party thereto.

      Exhibit 4 --       REI Proxy, included as Exhibit A to the REI Voting
                         Agreement, filed herewith as Exhibit 2.

      Exhibit 5 --       Swisher Proxy, included as Exhibit A to the
                         Swisher Voting Agreement, filed herewith as
                         Exhibit 3.